Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES NOTES BUYBACK

Tel Aviv, Israel, March 22, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its press release dated March 15, 2018 regarding the Board of Directors resolution to approve new notes' Buy-Back plan of the Company's (Series H) notes (“The Notes”) which are traded on the Tel Aviv Stock Exchange, that the repurchases of the following Notes was executed since March 15, 2018 to the date herein:

Note	The acquiring corporation	Quantity purchased (Par value)	Weighted average price	Total amount paid(NIS)
Series H	Elbit Imaging Ltd	7,117,062	101.75	7,241,611

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Plaza Centers N.V. operated in the field of development of shopping and entertainment centers in emerging markets, and currently its main focus is to reduce its debt by early repayments following sale of assets; (ii) medical industries and devices for: (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and (iii) land in India designated for sale to residential projects.

For Further Information:

Company Contact
Ron Hadassi
CEO & Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050